SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Corporate Events Calendar
2008

01/30/2008
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Director of Investor Relations (CFO)	Name: Carlos José Fadigas de Souza Filho
E-mail: carlos.fadigas@braskem.com.br
Phone: (+55 11) 3576-9661 / 3576-9531
Fax: (+55 11) 3576-9532
Responsible for Investor Relations Area (IRO)	Name: Luiz Henrique Valverde
E-mail: luiz.valverde@braskem.com.br
Phone: (+55 11) 3576-9531
Fax: (+55 11) 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia Jornal A Tarde (Bahia) Jornal Gazeta Mercantil

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2007
Event	DATE
Accessible to Stockholders	02.20.2008
Publication	02.21.2008
Submission to BOVESPA	02.20.2008

Standardized Financial Statement (DFP), as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	02.20.2008

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance to international standards, as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	05.30.2008

Dividend Payment Proposal
Dividend	Event-Date	Value (R$)	Value in	R$/share	Payment Date
			ON	PN*(PNA e PNB)

*1 ADR = 2 PN

Annual Financial Statements – IAN, as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	04.25.2008

1

Quarterly Financial Statements – ITR
EVENT	DATE
Submission to BOVESPA
Referring to 1st quarter 2008	05.07.2008
Referring to 2nd quarter 2008	08.06.2008
Referring to 3rd quarter 2008	11.05.2008

Quarterly Information in English
EVENT	DATE
Submission to BOVESPA
Referring to 1st quarter 2008	05.14.2008
Referring to 2nd quarter 2008	08.13.2008
Referring to 3rd quarter 2008	11.12.2008

Ordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice	03.11.2008
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03.11.2008
Ordinary Shareholders Meeting (1st Call Notice)	03.26.2008
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	03.26.2008

Meetings with Analysts, open to the Public
EVENT	DATE
Meetings with analysts in SP	02.26.2008
Meetings with analysts in RJ	02.29.2008
Meetings with analysts in BH	03.05.2008
Meetings with analysts in POA	03.07.2008
Meetings with analysts in SP	05.13.2008
Meetings with analysts in RJ	05.15.2008
Meetings with analysts in SP	08.12.2008
Meetings with analysts in POA	08.14.2008
Meetings with analysts in SP	11.11.2008
Meetings with analysts in RJ	11.14.2008

Conference Call (optional)
EVENT	DATE
National and International Conference Call	02.22.2008
National and International Conference Call	05.09.2008
National and International Conference Call	08.08.2008
National and International Conference Call	11.07.2008

Board of Directors Meeting
EVENT	DATE
Referring to Fiscal Year 2007	02.19.2008
Referring to 1st quarter 2008	05.06.2008
Referring to 2nd quarter 2008	08.05.2008
Referring to 3rd quarter 2008	11.04.2008

2

Business Plan of 2009	12.17.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA Year 2007	02.19.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 1Q08	05.06.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 2Q08	08.05.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 3Q08	11.04.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA BP 2009	12.17.2008

3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.